UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F þ          Form 40-F  ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ¨          No þ

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ¨          No þ

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, theregistrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan ---------------------------------------------------- (Signature) Andi Setiawan VP Investor Relations

Date: March 15, 2018

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to change of address for Investor Relations Unit.

Number : TEL. 36/PR000/COP-I5000000/2018

Jakarta, March 14, 2018

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4, Jakarta 10710

Re : Change of Address for Investor Relation Unit

Dear Sir or Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation Number 31/POJK.04/2015 dated December 16, 2015 related to disclosure of information and material facts for public company, we hereby inform you that:

Issuer Name	: PT Telkom Indonesia (Persero) Tbk
Business sector	: Telecommunication
Telephone	: (021) 521 5109
Fax	: (021) 522 0500

1. Information or material facts	Change of Address for Investor Relation Unit
2. Date	March 14, 2018
3. Description

On March 14, 2018, we would like to inform that there is a change in Telkom’s Investor Relations Unit address.

Then:

Telkom Landmark Tower,  37th floor

Jl. Jenderal Gatot Subroto Kav. 52, Jakarta, 12710

Now:

Telkom Landmark Tower,  39th floor

Jl. Jenderal Gatot Subroto Kav. 52, Jakarta, 12710

4. The impact of events	All needs including correspondence or other matters concerning Investor Relationship shall be sent to the new address

Thank you for your kind attention.

Sincerely yours,

/s/ Andi Setiawan

Andi Setiawan

VP Investor Relation

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	62-21-5215109
Fax.	62-21-5220500
E-mail	investor@telkom.co.id
Website	www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.